May 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	The ONE Group Hospitality, Inc.
Registration Statement on Form S-3 Filed on May 21, 2018
File No. 333-225073

Request for Acceleration

Dear Ms. Bednarowski:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, The ONE Group Hospitality, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-225073), so that it may become effective at 9:30 am (Washington, D.C. time) on May 30, 2018 or as soon as practicable thereafter.

Please call Linda Siluk of the Registrant at (646) 624-2400 with any comments or questions regarding this matter.

Very truly yours, The ONE Group Hospitality, Inc.
By:	/s/Linda Siluk
	Name:	Linda Siluk
	Title:	Interim Chief Financial Officer

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